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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                  SCHEDULE 13G

                               (Amendment No. 4)


                   Under the Securities Exchange Act of 1934




                             CHASE INDUSTRIES INC.

                                (Name of Issuer)




                         COMMON STOCK, $0.01 PAR VALUE

                         (Title of Class of Securities)




                                   161568100

                                 (CUSIP Number)


                                January 19, 2001

            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

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
CUSIP NO.                                                                                                   161568 100
-----------------------------------------------------------------------------------------------------------------------
   1     Name of Reporting Person                                                                     Martin V. Alonzo
         I.R.S. Identification No. of above person (entities only)
-----------------------------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group (See Instructions)                                   (a) [ ]
                                                                                                               (b) [ ]
-----------------------------------------------------------------------------------------------------------------------
   3     SEC use only
-----------------------------------------------------------------------------------------------------------------------
   4     Citizenship or Place of Organization                                                            United States
-----------------------------------------------------------------------------------------------------------------------
                                     5        Sole Voting Power                                             1,643,045*
   Number of Shares Beneficially     ----------------------------------------------------------------------------------
                                     6        Shared Voting Power                                                    0
      Owned by Each Reporting        ----------------------------------------------------------------------------------
                                     7        Sole Dispositive Power                                        1,643,045*
            Person With              ----------------------------------------------------------------------------------
                                     8        Shared Dispositive Power                                               0
                                     ----------------------------------------------------------------------------------
   9     Aggregate Amount Beneficially Owned by each Reporting Person (1)                                   1,643,045*
-----------------------------------------------------------------------------------------------------------------------
  10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares                                          [X]
-----------------------------------------------------------------------------------------------------------------------
  11     Percent of Class Represented by Amount in Row (9)                                                      10.74%
-----------------------------------------------------------------------------------------------------------------------
  12     Type of Reporting Person (See Instructions)                                                                IN
-----------------------------------------------------------------------------------------------------------------------

* This amount (i) includes 566,476 shares subject to employee stock options that are currently exercisable and (ii) excludes 37,500 shares held by Mr. Alonzo's spouse, as to which Mr. Alonzo disclaims beneficial ownership. Each share also represents the right to acquire one one-thousandth of a share of the Issuer's Series A Junior Participating Preferred Stock, $.01 par value, distributed pursuant to that certain Rights Agreement, dated as of December 28, 2000, between the Issuer and Mellon Investor Services, LLC.



                                  Page 2 of 4
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This Amendment No. 4 to Schedule 13G amends and restates the cover page, Item 2 and Item 4 to reflect a change in the reporting person's address and changes in beneficial ownership that occurred during 2001 resulting from (i) the vesting of stock options in accordance with their terms and (ii) transfers by gift effected by the reporting person.



ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Name of person filing: Martin V. Alonzo

         (b)      Address of Principal Business Office or, if none, Residence:

                  2 Sound View Drive, Suite 100
                  Greenwich, Connecticut 06830

         (c)      Citizenship: United States

         (d)      Title of Class of Securities: Common Stock, $0.01 par value

         (e)      CUSIP Number: 161568100


ITEM 4.  OWNERSHIP

         (a)      Amount beneficially owned:  1,643,045 shares.*

         (b)      Percent of Class: 10.74%

         (c)      Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote:  1,643,045
                        shares*

                  (ii)  Shared power to vote or to direct the vote:  0 shares

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,643,045 shares*

                  (iv)  Shared power to vote or to direct the disposition of:
                        0 shares

                  * This amount (i) includes 566,476 shares subject to employee stock options that are currently exercisable and (ii) excludes 37,500 shares held by Mr. Alonzo's spouse, as to which Mr. Alonzo disclaims beneficial ownership. Each share also represents the right to acquire one one-thousandth of a share of the Issuer's Series A Junior Participating Preferred Stock, $.01 par value, distributed pursuant to that certain Rights Agreement, dated as of December 28, 2000, between the Issuer and Mellon Investor Services, LLC.


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: February 11, 2002                MARTIN V. ALONZO




                                        By: /s/ MARTIN V. ALONZO
                                            ----------------------------------
                                            Martin V. Alonzo




                                  Page 4 of 4